SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30635; 812-14048]

GENCAP Strategies LLC, et al.; Notice of Application

July 30, 2013

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: GENCAP Strategies LLC (formerly, Active Relief, LLC) (the "Adviser"), Factor Shares Trust (the "Trust"), and Esposito Securities, LLC (the "Distributor").

Summary of Application: Applicants request an order that permits: (a) actively-managed series of the Trust to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

Filing Dates: The application was filed on June 26, 2012, and amended on April 4, 2013, and July 19, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by writing

to the Commission's Secretary and serving applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August

26, 2013, and should be accompanied by proof of service on applicants, in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of

the writer's interest, the reason for the request, and the issues contested. Persons who wish to

be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100

F Street, NE, Washington, DC 20549. Applicants, c/o W. John McGuire, Esq. and Michael

Berenson, Esq., Bingham McCutchen LLP, 2020 K Street, NW, Washington, DC 20006.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915 or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for

the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is registered as an open-end management investment company

under the Act and is organized as a Delaware statutory trust. The Trust will initially offer

one actively-managed series (the "Initial Fund"), whose investment objective will be to provide capital appreciation through investment in companies which have significant

operations in Mongolia.

2.   GENCAP Strategies LLC, a Texas limited liability company, is in the process

of, and any other Adviser (as defined below) will be, registered as an investment adviser

under the Investment Advisers Act of 1940 (the "Advisers Act"). An Adviser will be the

investment adviser to each Fund (as defined below) and, subject to the oversight and

authority of the board of trustees (the "Board") of the Trust, will implement each Fund's

investment program and oversee the day-to-day portfolio activities of each Fund. The

Adviser may engage one or more subadvisers ("Sub-Advisers"). Any Sub-Adviser will be

registered under the Advisers Act or not subject to registration. The Distributor is registered

as a broker-dealer ("Broker") under the Securities Exchange Act of 1934 (the "Exchange

Act") and will serve as the principal underwriter and distributor for each of the Funds.[1]

3.   Applicants request that the order apply to the Initial Fund as well as to future

series of the Trust and any other open-end management investment companies or series

thereof that operate as actively-managed exchange-traded funds ("Future Funds"). Any

Future Fund will (a) be advised by GENCAP Strategies LLC or an entity controlling,

controlled by, or under common control with GENCAP Strategies LLC or any successor

thereto (each such entity, an "Adviser")[2] and (b) comply with the terms and conditions of the

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[1] For purposes of the requested order, the term "Distributor" shall include any other entity that acts as the
distributor and principal underwriter of the Creation Units of Shares of the Funds in the future and complies
with the terms and conditions of the application. Any future Distributor will be a Broker registered under the
Exchange Act.

[2] For the purposes of the requested order, "successor" is limited to an entity that would result from a
reorganization into another jurisdiction or a change in the type of business organization.

application.[3] The Initial Fund and Future Funds together are the "Funds." Each Fund will operate as an actively managed exchange-traded fund ("ETF").

4.　　　The Funds may invest in equity securities ("Equity Funds") or fixed income securities ("Fixed Income Funds") or both equity and fixed income securities ("Blend Funds") traded in the U.S. or non-U.S. markets. Equity Funds that invest in equity securities traded in the U.S. market ("Domestic Equity Funds"), Fixed Income Funds that invest in fixed income securities traded in the U.S. market ("Domestic Fixed Income Funds") and Blend Funds that invest in equity and fixed income securities traded in the U.S. market ("Domestic Blend Funds") together are "Domestic Funds." Funds that invest in foreign and domestic equity securities are "Global Equity Funds." Funds that invest in foreign and domestic fixed income securities are "Global Fixed Income Funds." Funds that invest in equity securities and fixed income securities traded in the U.S. or non-U.S. markets are "Global Blend Funds" (and collectively with Global Equity Funds and Global Fixed Income Funds, "Global Funds"). Funds that invest in foreign equity securities are "Foreign Equity Funds," Funds that invest in foreign fixed income securities are "Foreign Fixed Income Funds" and Funds that invest in foreign equity and foreign fixed income securities are "Foreign Blend Funds" (and collectively with Foreign Equity Funds and Foreign Fixed Income Funds, "Foreign Funds"). The Funds may also invest in "Depositary Receipts".[4]

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[3] All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

[4] Depositary Receipts are typically issued by a financial institution (a "Depository") and evidence ownership in a security or pool of securities that have been deposited with the Depository. A Fund will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available. No affiliated persons of applicants or any Sub-Adviser will serve as the Depository for any Depositary Receipts held by a Fund.

Each Fund will hold securities and other assets and positions ("Portfolio Positions").[5]

5.   Applicants also request that any exemption under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) apply to: (i) any Fund; (ii) any Acquiring Fund (as defined below); and (iii) any Brokers selling Shares of a Fund to an Acquiring Fund or any principal underwriter of a Fund.[6] A management investment company or unit investment trust registered under the Act that is not part of the same "group of investment companies" as the Funds within the meaning of section 12(d)(1)(G)(ii) of the Act and that acquires Shares of a Fund in excess of the limits of Section 12(d)(1)(A) of the Act is referred to as an "Acquiring Management Company" or an "Acquiring Trust," respectively, and the Acquiring Management Companies and Acquiring Trusts are referred to collectively as "Acquiring Funds." Acquiring Funds do not include the Funds.[7]

6.   Applicants anticipate that a Creation Unit will consist of at least 25,000 Shares and that the trading price of a Share will range from $20 to $200. All orders to purchase Creation Units must be placed with the Distributor by or through an "Authorized Participant," which is either (a) a Broker or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC", and such process the "NSCC Process"), or (b) a participant in the Depository Trust Company ("DTC,"

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[5] If a Fund invests in derivatives, then (a) the Fund's Board will periodically review and approve the Fund's use of derivatives and how the Fund's investment adviser assesses and manages risk with respect to the Fund's use of derivatives and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[6] Any future principal underwriter of a Fund will be a Broker registered under the Exchange Act and will comply with the terms and conditions of the application.

[7] An Acquiring Fund may rely on the order only to invest in a Fund and not in any other registered investment company.

such participant "DTC Participant" and such process the "DTC Process"), which, in either case, has executed an agreement with the Distributor with respect to the purchase and redemption of Creation Units.

7.   Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[8] On any given Business Day[9] the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in a Fund's portfolio (including cash positions),[10] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate

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[8] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[9] Each Fund will sell and redeem Creation Units on any day that the Fund is open, including as required by section 22(e) of the Act (each, a "Business Day").

[10] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's net asset value ("NAV") for that Business Day.

fractional shares or lots that are not tradeable round lots;[11] or (c) TBA Transactions[12] and other positions that cannot be transferred in kind[13] will be excluded from the Creation Basket.[14] If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Balancing Amount").

8.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Balancing Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash; (d) if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case

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[11]   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[12]   A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price.

[13]   This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[14]   Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

of Global Funds and Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund or Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[15]

9.   Each Business Day, before the open of trading on a national securities exchange, as defined in section 2(a)(26) of the Act (an "Exchange"), on which Shares are listed and traded, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. For each Fund, the relevant Exchange will disseminate every 15 seconds throughout the trading hours a calculation of the estimated NAV of a Share (which estimate is expected to be accurate to within a few basis points).

10.   Each Fund will recoup the settlement costs charged by NSCC and DTC by imposing a fee (the "Transaction Fee") on investors purchasing or redeeming Creation

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[15] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

Units.[16] All orders to purchase Creation Units must be placed with the Distributor by or through an Authorized Participant and the Distributor will transmit such orders to the Funds. The Distributor will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

11. Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market. Shares will be listed and traded at negotiated prices on an Exchange and it is expected that the relevant Exchange will designate one or more member firms to maintain a market for the Shares.[17] The price of Shares trading on an Exchange will be based on a current bid-offer in the secondary market. Purchases and sales of Shares in the secondary market will not involve a Fund and will be subject to customary brokerage commissions and charges.

12. Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[18] Applicants believe that the structure and

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[16] Cash purchases and redemptions of Shares may involve a higher Transaction Fee to cover the costs of purchasing and selling the applicable Deposit and Redemption Instruments. In all cases, the Transaction Fee will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

[17] If Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Exchange (including NYSE), one or more member firms of that Exchange will act as market maker (a "Market Maker") and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq stipulate that at least two Market Makers must be registered in Shares to maintain a listing. Registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares.

[18] Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

operation of the Funds will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a material premium or discount to a Fund's NAV.

13.   Shares will not be individually redeemable and owners of Shares may acquire those Shares from a Fund, or tender such shares for redemption to the Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As discussed above, redemptions of Creation Units will generally be made on an in-kind basis, subject to certain specified exceptions under which redemptions may be made in whole or in part on a cash basis, and will be subject to a Transaction Fee.

14.   Neither the Trust nor any Fund will be advertised or marketed or otherwise held out as a traditional open-end investment company or mutual fund. Instead, each Fund will be marketed as an "exchange-traded fund." All marketing materials that describe the features or method of obtaining, buying, or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may acquire those Shares from a Fund or tender those Shares for redemption to the Fund in Creation Units only.

15.   The Trust's website (the "Website"), which will be publicly available prior to the offering of Shares, will include each Fund's prospectus ("Prospectus"), Statement of Additional Information ("SAI"), and summary prospectus, if used. The Website will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or the Bid/Ask Price against such NAV. On each Business Day, prior to the commencement of

trading in Shares on an Exchange, the Adviser shall post on the Website the identities and

quantities of the Portfolio Positions held by each Fund that will form the basis for the

calculation of the NAV at the end of that Business Day.[19]

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act granting an

exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under

the Act, and under sections 6(c) and 17(b) of the Act granting an exemption from sections

17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections

12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision

of the Act, if and to the extent that such exemption is necessary or appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by the

policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to

exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the

terms of the transaction, including the consideration to be paid or received, are reasonable

and fair and do not involve overreaching on the part of any person concerned, and the

proposed transaction is consistent with the policies of the registered investment company and

the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the

Commission may exempt any person, security, or transaction, or any class or classes of

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[19] Under accounting procedures followed by each Fund, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day (T+1). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

      3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust and each Fund to redeem Shares in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and that Creation Units will always be redeemable in accordance with the provisions of the Act. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

      4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of

Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that, while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution of investment company shares by eliminating price competition from brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity will ensure that the difference between the market price of Shares and their NAV remains immaterial.

<u>Section 22(e) of the Act</u>

7.   Section 22(e) generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that the settlement of redemptions of Creation Units of the Foreign and Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets for underlying foreign Portfolio Positions in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days. Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of redemptions within a longer number of calendar days as required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Positions of each Foreign and Global Fund customarily clear and settle, but in all cases no later than fourteen (14) days following the tender of a Creation Unit.[20]

8.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent. Applicants state that the SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days, up to a maximum of fourteen calendar days, will be needed to deliver redemption proceeds and will list such holidays. Applicants

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[20] Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1.

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are not seeking relief from section 22(e) for Foreign and Global Funds that do not effect redemptions of Creation Units in-kind.

Section 12(d)(1) of the Act

9.	Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.	Applicants request relief to permit Acquiring Funds to acquire Shares in excess of the limits in section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Broker to sell Shares to Acquiring Funds in excess of the limits in section 12(d)(l)(B) of the Act.

11.	Applicants assert that the proposed transactions will not lead to any of the abuses that section 12(d)(1) was designed to prevent. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.

12.   Applicants submit that their proposed conditions address any concerns regarding the potential for undue influence. To limit the control that an Acquiring Fund may have over a Fund, applicants propose a condition prohibiting the adviser of an Acquiring Management Company ("Acquiring Fund Advisor"), sponsor of an Acquiring Trust ("Sponsor"), any person controlling, controlled by, or under common control with the Acquiring Fund Advisor or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Acquiring Fund Advisor, the Sponsor, or any person controlling, controlled by, or under common control with the Acquiring Fund Advisor or Sponsor ("Acquiring Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Sub-Adviser to an Acquiring Fund ("Acquiring Fund Sub-Advisor"), any person controlling, controlled by or under common control with the Acquiring Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Advisor or any person controlling, controlled by or under common control with the Acquiring Fund Sub-Advisor ("Acquiring Fund's Sub-Advisory Group").

13.   Applicants propose a condition to ensure that no Acquiring Fund or Acquiring Fund Affiliate[21] (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the

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[21] An "Acquiring Fund Affiliate" is any Acquiring Fund Advisor, Acquiring Fund Sub-Advisor(s), Sponsor, promoter and principal underwriter of an Acquiring Fund, and any person controlling, controlled by or under common control with any of these entities. "Fund Affiliate" is an investment adviser, promoter, or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, employee or Sponsor of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

14. Applicants propose several conditions to address the potential for layering of fees. Applicants note that the board of directors or trustees of any Acquiring Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act (for any board of directors or trustees, the "Independent Directors"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Acquiring Management Company may invest. Applicants also state that any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[22]

15. Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the

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[22] Any reference to NASD Conduct Rule 2830 includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent

permitted by exemptive relief from the Commission permitting the Fund to purchase shares

of other investment companies for short-term cash management purposes.

16.   To ensure that an Acquiring Fund is aware of the terms and conditions of the

requested order, the Acquiring Funds must enter into an agreement with the respective Funds

("Acquiring Fund Agreement"). The Acquiring Fund Agreement will include an

acknowledgement from the Acquiring Fund that it may rely on the order only to invest in a

Fund and not in any other investment company.

Section 17(a) of the Act

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered

investment company, or an affiliated person of such person ("Second Tier Affiliates"), from

selling any security to or purchasing any security from the company. Section 2(a)(3) of the

Act defines "affiliated person" to include any person directly or indirectly owning,

controlling, or holding with power to vote 5% or more of the outstanding voting securities of

the other person and any person directly or indirectly controlling, controlled by, or under

common control with, the other person. Section 2(a)(9) of the Act provides that a control

relationship will be presumed where one person owns more than 25% of another person's

voting securities. The Funds may be deemed to be controlled by the Adviser or an entity

controlling, controlled by or under common control with the Adviser and hence affiliated

persons of each other. In addition, the Funds may be deemed to be under common control

with any other registered investment company (or series thereof) advised by the Adviser or

an entity controlling, controlled by or under common control with the Adviser (an "Affiliated

Fund").

18.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or Second Tier Affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or more than 25%, of the Shares of the Trust of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. Applicants also request an exemption in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, any Acquiring Fund of which the Fund is an affiliated person or Second-Tier Affiliate.[23]

19.   Applicants contend that no useful purpose would be served by prohibiting such affiliated persons or Second-Tier Affiliates from acquiring or redeeming Creation Units through in-kind transactions. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be the same for all purchases and redemptions. Deposit Instruments and Redemptions Instruments will be valued in the same manner as the Portfolio Positions held by the relevant Fund. Applicants

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[23] Applicants anticipate that most Acquiring Funds will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares in Creation Units. The requested relief is also intended to cover in-kind transactions that would accompany such sales and redemptions. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of an Acquiring Fund because the Adviser is also an investment adviser to that Acquiring Fund.

thus believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Fund.

20.   Applicants also submit that the sale of Shares to and redemption of Shares from an Acquiring Fund satisfies the standards for relief under sections 17(b) and 6(c) of the Act. Applicants note that any consideration paid for the purchase or redemption of Creation Units directly from a Fund will be based on the NAV of the Fund.[24] The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase will be in compliance with its investment restrictions and consistent with the investment policies set forth in its registration statement. Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

Applicants' Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.   Actively Managed Exchange-Traded Fund Relief

1.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

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[24] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

2.	The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

3.	As long as a Fund operates in reliance on the Order, its Shares will be listed on an Exchange.

4.	On each Business Day, before commencement of trading in Shares on a Fund's Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund's calculation of NAV per share at the end of the Business Day.

5.	The Adviser or any Sub-Advisers, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

6.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds.

B.	Section 12(d)(1) Relief

7.	The members of an Acquiring Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an Acquiring Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund's Advisory

Group or the Acquiring Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of that Fund's Shares. This condition does not apply to the Acquiring Fund's Sub-Advisory Group with respect to a Fund for which the Acquiring Fund Sub-Advisor or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-Advisor acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

8.   No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

9.   The board of trustees or directors of an Acquiring Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Advisor and any Acquiring Fund Sub-Advisor are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

10.   Once an investment by an Acquiring Fund in Shares exceeds the limits in section l2(d)(1)(A)(i) of the Act, the Board, including a majority of the Independent Trustees, will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is

within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

11.   No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause the Fund to purchase a security in any Affiliated Underwriting.

12.   The Board, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate

actions based on its review, including, if appropriate, the institution of procedures designed

to ensure that purchases of securities in Affiliated Underwritings are in the best interest of

shareholders of the Fund.

13.   Each Fund will maintain and preserve permanently in an easily accessible

place a written copy of the procedures described in the preceding condition, and any

modifications to such procedures, and will maintain and preserve for a period of not less than

six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting

occurred, the first two years in an easily accessible place, a written record of each purchase

of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the

securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth

from whom the securities were acquired, the identity of the underwriting syndicate's

members, the terms of the purchase, and the information or materials upon which the

determinations of the Board were made.

14.   Before investing in Shares of a Fund in excess of the limits in section

12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement

stating, without limitation, that their boards of directors or boards of trustees and their

investment adviser(s), or their Sponsors or trustees ("Trustee"), as applicable, understand the

terms and conditions of the Order, and agree to fulfill their responsibilities under the Order.

At the time of its investment in Shares of a Fund in excess of the limit in section

12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the

Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund

Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any

changes to the list of the names as soon as reasonably practicable after a change occurs. The

Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15.   The Acquiring Fund Advisor, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under rule 12b-l under the Act) received from the Fund by the Acquiring Fund Advisor, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Advisor, Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Sub-Advisor will waive fees otherwise payable to the Acquiring Fund Sub-Advisor, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-Advisor, or an affiliated person of the Acquiring Fund Sub-Advisor, other than any advisory fees paid to the Acquiring Fund Sub-Advisor or its affiliated person by the Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Advisor. In the event that the Acquiring Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

16.   Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

17.   No Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

18.   Before approving any advisory contract under section 15 of the Act, the board of trustees or directors of each Acquiring Management Company, including a majority of the Independent Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary